Energy Solutions.  One Source.  Electrosource.
Electrosource, Inc.
2809 Interstate 35 South, San Marcos, Texas  78666-5930 USA
Tel:  512-753-6500   Fax:  512-353-3391
www.electrosource.com   Manufacturers of the HORIZONr C2M Battery

                       ELECTROSOURCE NEWS

    ELECTROSOURCE SIGNS $6 MILLION EQUITY FINANCING AGREEMENT

      San Marcos, Texas (June 3, 1998) - ELECTROSOURCE, INC. (Nasdaq: ELSI) today announced that it has executed an agreement with Kamkorp Limited, a privately held British company, for up to $6 million of equity funding. The Agreement also contemplates sale of Electrosource's Horizon batteries to Kamkorp and its affiliates beginning in the second half of 1998.

     Under terms of the agreement, Kamkorp purchased $1.2 million of the company's common stock at $1.00 per share; is expected to purchase an additional $1.5 million of the company's common stock at $1.00 per share on or before June 15, 1998; and will purchase up to an additional $3.3 million of the company's common stock at $1.00 per share over an 11-month period beginning September 1998. Kamkorp's obligation to advance funds in excess of $1.2 million is subject to certain conditions precedent. There is no guarantee or assurance that the full $6 million of the company's common stock will be purchased by Kamkorp in any event.

      Kamkorp also received an option to purchase an additional 3 million shares of the company's common stock at $1.00 each for cash or, with the agreement of the company, for services. Kamkorp is currently entitled to nominate a minimum of four directors to the company's current 8-person Board of Directors (for a total of 12 Directors) and must approve all important management policies and decisions. Kamkorp is entitled to purchase a majority of shares at any time and, if this right is exercised, may ultimately have Board control.

      The parties anticipate that Kamkorp and its affiliates will place significant orders for Electrosource's Horizon batteries, which may total up to 5,800 batteries for delivery during the second half of 1998 which would approximate current plant capacity and up to 72,000 batteries for delivery during 1999 which would require significant expansion of plant capacity. There is no guarantee or assurance that any batteries will be ordered by or delivered to Kamkorp or its affiliates, and Kamkorp is not obligated to order any minimum amount of batteries.

      The company will also restructure its debt and has reached an agreement with Corning Incorporated to pay $1.5 million in cash, on or before June 15, 1998, to retire all of the convertible debt and accrued interest owed to Corning. Corning will retain certain options that it holds to purchase Electrosource common stock. The company and Corning concluded their joint Research and Development Agreement at the end of May.
      The company also reported that it is scheduled to appear at a hearing of the Nasdaq Listing Qualifications Panel on June 18, 1998, regarding Nasdaq's decision to delist the company's securities from the Nasdaq Stock Market for non-compliance with Nasdaq listing requirements. While completion of the above transactions will improve the company's financial position, there is no assurance that the company will be able to meet all of the continued listing requirements of Nasdaq.

      Electrosource, headquartered in San Marcos, Texas, designs, manufactures and markets proprietary advanced energy storage technologies and systems. Additional information about the company is located on the Internet at www.electrosource.com.
Contact: James M. Rosel, Vice President, at 512-753-6500 or Mark Trinske, Trinske Communications, at 303-665-7760.

       This release contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in this release. Risks include financial risks, development risks, manufacturing risks, uncertainty of market acceptance, delay in shipment or cancellation of orders, customer financial capability, customer reorganization, as well as other risks that are detailed from time to time in the company's Securities and Exchange Commission filings.

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